


Airspray

For more i
Airspray Int
Robert Bra
Martin Kleinman
e-mail: r.brands@airsprayintl.com
mkleinman@nyc.rr.com


SEC MAIL PROCESSING
RECEIVED
JUN 20 2005
WASH, D.C.
199
SECTION

FOR IMMEDIATE RELEASE
June 17,2005

P&G U.S. INTRODUCES DAWN® DIRECT FOAM™

Alkmaar, The Netherlands, June 17, 2005 – Procter & Gamble, which recently launched the world's first instant-foam dishwashing detergent. has started the market introduction of **DAWN® Direct Foam™** in the United States. The web based introduction of P&G leading dish detergent brand in the U.S at www.dawn-dish.com * offers consumers the opportunity to order product before it hits the shelves. **DAWN ® Direct Foam™** is scheduled to be on the shelves by mid-August.

Dawn® is the leading dishwashing liquid brand in the U.S. The U.S. retail launch is the second introduction of instant foaming dish detergent, following the U.K. introduction of **Fairy®**. **Dawn®** is a mainstay of the $13.9 billion Fabric and Home Care unit, P&G's largest foundation business, according to the company.

The potential for new, instant-foam dishwashing product extensions is significant, industry observers believe. In mature categories with infrequent innovations, such as hand soap, consumers have responded well to the introduction of instant foam variants. The $1.53 billion U.S. dishwashing products market, the P&G Dawn brand went into national distribution in 1976 – nearly 30 years ago – and has been largely unchanged.



more...

The Airspray one-touch pump used in the new foaming dishwashing liquid from **Dawn®** is based upon the Water-resistant Table Top model, fitted with an engine specially designed to handle surfactants. The well-researched **Dawn®** product will combine the grease-cutting, long-lasting suds, and gentle, soothing properties appreciated by consumers, who now regularly choose a variety of home and personal care products that feature Airspray's proven instant foam mechanical dispensers.

The Airspray WaterGuard family is ideal for applications where wet conditions exist, such as hand soaps, baby washes, bath and shower wash, shampoos and conditioners, kid's products and, now, dishwashing lotion.

* See www.dawn-dish.com Click **U.S.- English**, Click **Dawn® Direct Foam™**

ABOUT AIRSPRAY

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies used in home, personal care and commercial product applications. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

Airspray offers the industry's widest range of value-added mechanical foam dispensers, with over 20 versions available. All are based on unique, patented technologies that work without chemical propellants. Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Bristol-Myers, Clairol, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever, and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.biz.

###